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                           July 7, 2021

       Neil Said
       Corporate Secretary
       Brazil Potash Corp.
       198 Davenport Road
       Toronto
       Ontario, Canada
       M2R1J2

                                                        Re: Brazil Potash Corp.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed June 25, 2021
                                                            File No. 024-11208

       Dear Mr. Said :

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Rebecca DiStefano